ROTH CAPITAL PARTNERS, LLC
24 Corporate Plaza
Newport Beach, CA 92660

June 28, 2010

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, DC  20549

Attention:  David L. Orlic, Esq.

Re:	Zoo Entertainment, Inc.
Registration Statement on Form S-1 (File No. 333-167294)

Acceleration Request
Requested Date:	June 30, 2010
Requested Time:	4:30 p.m. (Eastern Time)

Dear Mr. Orlic:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the underwriters of the offering pursuant to the above-captioned Registration Statement, hereby joins in the request of Zoo Entertainment, Inc. that the effective time of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time on June 30, 2010, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated June 17, 2010:

To Whom Distributed	Number of Copies
Institutional Investors	388
Individuals	32
Other Broker-Dealers	7
Total	427

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we will, and we have been informed by the other participating underwriters that they will, comply with the requirements of Rule 15c2-8.  Selected dealers, if any, will represent that they will comply with Rule 15c2-8.

Sincerely,

ROTH CAPITAL PARTNERS, LLC
as representative of the underwriters

By:	/S/ AARON M. GUREWITZ
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets